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PARTNERS
CHRISTOPHER W. BETTS
WILL H. CAI ^
GEOFFREY CHAN *
CHI T. STEVE KWOK *
EDWARD H.P. LAM ♦*
HAIPING LI *
RORY MCALPINE ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
^ (ALSO ADMITTED IN CALIFORNIA)
♦(ALSO ADMITTED IN ENGLAND & WALES)
*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)

September 1, 2017

Erin E. Martin, Special Counsel
H. Stephen Kim, Assistant Chief Accountant
Robert Klein, Staff Accountant
David Lin, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.
CIK No. 0001708259

Response to the Comment Letter Dated August 14, 2017

Ladies and Gentlemen:

On behalf of our client, LexinFintech Holdings Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 14, 2017.  Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

U.S. Securities and Exchange Commission

September 1, 2017

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on July 18, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.  We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.                                      Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements and any other specific agreements you may enter into (e.g., risk reserve, cash incentives, guarantee, convertible loans, convertible redeemable preferred shares or other programs).  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Company confirms that it will provide the Staff with copies of the requested agreements in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), promptly following the submission of this letter and the Revised Draft Registration Statement.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act.  If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Prospectus Summary

Business, page 1

3.                                      We note on page 1 that your target customers are young adults aged between 18 and 36 in China, including both college students and educated young professionals. Please disclose approximately what percentage of your customer base is comprised of this target customer demographic. To the extent that there are other material customer demographic groups, revise to disclose those groupings as well.

In response to the Staff’s comment, the Company has added the disclosure on pages 1, 119 and 126 of the Revised Draft Registration Statement regarding the percentage of the Company’s customer base that is comprised of its target customer cohort.  The Company confirms that there is no other material customer demographic group.

4.                                      In addition, please revise to disclose whether you track the use or purpose of any of the loans facilitated on your platform. For example, tell us whether any loans are used as student loans, car loans, property loans or e-commerce related and whether you track performance based on the type of loan.

The Company respectfully advises the Staff that the Company tracks the use of the installment purchase loans and those personal installment loans that are borrowed to finance customer purchases on the marketplace through the Company’s e-commerce channel, as these purchases are completed on or through the Company’s e-commerce channel.

With respect to the personal installment loans that are not borrowed to finance customer purchases on the e-commerce channel, these loans are borrowed by customers for general consumption purposes. The Company requires the customers to select in their loan applications one of the specified permissible uses of loan proceeds, such as education, cost of living or driving school expenses.  However, because the loans originated on the Company’s platform are of a relatively small principal amount, the Company does not further track how the customers actually use the personal installment loans for consumption. The Company further confirms that it does not track performance of the loans based on how they are actually used by the customers.  In response to the Staff’s comment, the Company has added the disclosure on pages 129 and 130 of the Revised Draft Registration Statement.

5.                                      We note on page 1 that in 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of your new customers registered on your platform using a referral code obtained from an existing customer. Please clarify whether the customers, in this context, are intended to refer to only borrowers, only investors or both collectively. In addition, tell us the terms of the referral code and whether you issue an incentive to those customers to facilitate their referral.

The Company confirms that the term “customers,” in this context, refers to users with an approved credit line on the Company’s online consumer finance platform and shoppers on its e-commerce channel, as indicated in “Prospectus Summary—Conventions that Apply to this Prospectus” on page 6 of the Revised Draft Registration Statement.  The term “customers” does not include individual investors on Juzi Licai.

In response to the Staff’s comment, the Company has added the disclosure on pages 1, 119 and 122 of the Revised Draft Registration Statement regarding the terms of the referral code.

6.                                      We note on page 2 that you have cumulatively originated US$4.1 billion in loans from August 2013 through December 31, 2016. We also note your disclosure on page 127 that all of your loan products are unsecured. Please confirm that all of the loans originated since inception have been unsecured or has your business model changed from offering a mix of secured and unsecured loans to now offering only unsecured loans and revise your disclosures on page 2 to clarify accordingly.

The Company confirms that all of the loans originated since inception have been unsecured.  In response to the Staff’s comment, the Company has added the disclosure on pages 2 and 120 of the Revised Draft Registration Statement to clarify this point.

Summary Consolidated Financial Data and Summary Operating Data, page 10

7.                                      We note on page 11 you present summary operating data for each period, including number of active customers and number of new active customers. Please revise this table to also disclose number of active investors and number of new active investors during each period.

In response to the Staff’s comment, the Company has added the disclosure on page 131 of the Revised Draft Registration Statement regarding the number of new active individual investors during each of 2015 and 2016.  The Company notes that the number of active individual investors who had invested at least once on Juzi Licai during each period has already been disclosed on page 131.

The Company does not believe that the number of active individual investors and the number of new active individual investors are among “the most significant” operating metrics that should be “highlight[ed]” in the section titled “Summary Consolidated Financial Data and Summary Operating Data.”  See Instruction to Item 503(a) of Regulation S-K.  The Company accesses funding from diversified sources, including individual investors on Juzi Licai, institutional funding partners in its direct lending programs, and investors of asset-backed securities.  Since the beginning of the Company’s direct lending programs in 2015, the significance of the institutional funding partners has substantially increased.  As disclosed on page 131 of the Revised Draft Registration Statement, approximately 39.5% of the outstanding principal balance of loans originated on the Company’s platform was funded by institutional funding partners as of December 31, 2016, compared to approximately 30.8% as of December 31, 2015.  The Company will continue to expand its funding partnerships and constantly adjust allocation of funding needs to different source based on the demand, supply and cost of funding, among other factors.

Thus, the Company believes that highlighting active individual investors and new active individual investors in the summary sections among the most significant operating metrics would appear to give undue prominence to such data, which would not be an accurate reflection of the Company’s funding approach and strategy.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations governing ... affected, page 13

8.                                      We note on page 15 that you started a quality assurance program in July 2017 to provide make-up payments to individual investors on Juzi Licai when a customer fails to satisfy their principal or interest repayment obligations, which you do not believe provides a security or guarantee to investors. Please address the following:

•                  Provide your analysis explaining why you believe the quality assurance program does not provide a guarantee to investors under ASC 460.

The Company respectfully advises the Staff that the assessment of the quality assurance program on page 15 of the Revised Draft Registration Statement was based on interpretations of the applicable PRC laws and regulations, rather than those of the relevant accounting policies. As disclosed on page 133 of the Revised Draft Registration Statement, the Company started its current quality assurance program in July 2017.  As a result, the related accounting treatment is not included in the consolidated financial statements as of and for the years ended December 31, 2015 and 2016.  The Company is in the process of assessing the accounting treatment of the quality assurance program and will include related disclosure in future filings containing financial statements for subsequent periods during which the quality assurance program is relevant.  In addition, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement to further clarify the analysis for purposes of the PRC Interim Measures.

•                  We note that you transfer certain percentage of the outstanding principal balance from each customer’s monthly repayment to your quality assurance funds.  Tell us how you determined this percentage and disclose how long the funds are held by the Company under the quality assurance program.

In response to the Staff’s comment, the Company has expanded the disclosure on page 133 of the Revised Draft Registration Statement regarding how the referenced percentage is determined and how long the funds are held by the Company under the current quality assurance program.

•                  Explain to us how the quality assurance program differs from the guarantee you provide for off-balance sheet loans.

The Company respectfully advises the Staff that both the quality assurance program and the Company’s obligation to compensate the funding partners are intended to protect the relevant funding sources, which have been disclosed beginning on page 133 of the Revised Draft Registration Statement.  The quality assurance funds provide make-up payments to an investor when a customer fails to satisfy his or her interest or principal repayment obligations, up to the currently available balance of the quality assurance funds, until the quality assurance funds are depleted.

The quality assurance program is a program separate from the guarantee liabilities as disclosed in the “Critical Accounting Policies” on page 105 of the Revised Draft Registration Statement.  The Company recognizes guarantee liabilities as derivatives for off-balance sheet loans if it is obligated to provide advances to the relevant funding partners to compensate them for delinquent principal and full interest repayments of a loan in the event of a customer default, or if the Company provides full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan. As discussed in the response to the first bullet point above, the Company is in the process of assessing the accounting treatment of the quality assurance program.

9.                                      We also note on page 15 that you provide a deposit to your funding partners in the direct lending programs with your own funds equal to a percentage of the total loans funded by the institutional funding partners. Please tell us what journal entries you recognize in this transaction and clarify whether this deposit is related to the guarantee liabilities disclosed in the Critical Accounting Policies on page 105.

The Company respectfully advises the Staff that it recognizes the journal entries as follows when it provides a deposit to its funding partners in the direct lending programs, if required under the relevant agreement the Company enters with the funding partner.  (Depending on whether the legal title of the deposit rests with the Company or the institutional funding partner under the relevant agreement, the Company will debit either “restricted cash” or “other receivables — deposits to institutional funding partners.”)

Debit:               Restricted Cash / Other Receivables — deposits to institutional funding partners

Credit:    Cash

This deposit is associated with and serves as the collateral of the guarantee liabilities disclosed in the “Critical Accounting Policies” on page 105 of the Revised Draft Registration Statement.  With respect to the on-balance sheet loans, the Company does not recognize guarantee liabilities.  With respect to the off-balance sheet loans, both the deposit to the institutional funding partner and guarantee liabilities may be recognized, where applicable.  The Company recognizes guarantee liabilities if it is obligated to compensate the relevant funding partners for delinquent principal and full interest repayments of a loan in the event of a customer default, or if the Company provides full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan.  The cash deposit serves as collateral in the event that the Company does not perform its obligation to compensate the funding partners as described above.  Please refer to the relevant disclosure beginning on page 105 of the Revised Draft Registration Statement for the discussion of guarantee liabilities and the related accounting treatment.  These obligations of the Company to compensate funding partners, which give rise to guarantee liabilities, are separate from and additional to the Company’s obligation to maintain a deposit with the funding partner.

Our operations have been and may need to continue to be modified .., page 15

10.                               We note your disclosure that in March 2017, you received two letters from the Shenzhen Finance Development Service Office identifying certain non-compliance issues in your Juzi Licai and Fenqile businesses and requesting that you submit rectification plans. Please revise to describe the specific nature of the non-compliance issues identified in such letters and the rectification plans you have submitted.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 16 of the Revised Draft Registration Statement to clarify the nature of the non-compliance issues identified in the letters and the rectification plans the Company submitted.

We have limited experience operating our quality assurance program …, page 20

11.                               Please revise to clarify that your current quality assurance program was established in July 2017 as discussed on page 131 of your prospectus. Please also include this risk as a summary risk factor under the subsection, “Our Challenges,” on page 4.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 21 of the Revised Draft Registration Statement and added this risk as a summary risk factor under “Our Challenges” on page 4.

Our business is dependent on our ability to maintain relationships …, page 22

12.                               You disclose that you cooperate with certain business partners and third parties to fulfill and deliver products to your customers on your e-commerce channel, including your strategic partnership with JD.com and arrangements with SF Express for fulfilling customer orders. Please revise elsewhere in the prospectus, such as your Business section to describe in greater detail the material terms and conditions of any related agreements, including, without limitation, the material obligations of the parties, the duration of any agreements and the material termination provisions. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has added the disclosure on page 128 of the Revised Draft Registration Statement to disclose the material terms and conditions of the relevant agreements.

The Company has included its long-term sales agreement with JD.com dated May 1, 2017 as an exhibit to the Revised Draft Registration Statement.  None of the Company’s other agreements with JD.com or SF Express are “material contracts” required to be filed as exhibits to the registration statement under Item 601(b)(10) of Regulation S-K, because those agreements were “made in the ordinary course of business” and the Company’s business is not “substantially dependent” on any one of those agreements or group of related agreements.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Fraudulent activities on our platforms …, page 22

13.                               Please tell us if you have historically experienced any fraud and whether it has had any impact on your allowance for credit losses and guarantee liabilities. In addition, tell us if your obligations to investors in the instance of fraud extend beyond the guarantee liability.

The Company respectfully advises the Staff that the Company historically has not experienced any significant incident of fraud that caused material losses to the Company, in part because the loans originated on the Company’s platform are in a relatively small principal amount.  As disclosed on pages 106 and 108 of the Revised Draft Registration Statement, the management considers provision for credit losses and guarantee liabilities based on a number of factors under applicable accounting principles, including, among others, delinquency and charge-off levels.  Historically, only a very small proportion of delinquencies and charge-offs were caused by fraudulent activities, which had an immaterial impact on the Company’s business portfolio.  As such, the Company does not separately monitor the impact of fraud on provision for credit losses or guarantee liabilities.

The Company confirms that its obligations to funding sources in the instance of fraud do not extend beyond the guarantee liability.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement . . . , page 55

14.                               We note this risk factor as well as the following risk factor describes the voting rights associated with the ADSs.  Please revise these risk factors to make clear that, as discussed on page 173, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.

In response to the Staff’s comment, the Company has added the disclosure on page 56 of the Revised Draft Registration Statement to disclose that the Company is not required to hold an annual general meeting for shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 83

15.                               We note the table on page 83 quantifying the total outstanding principal balance of all on-balance sheet and off-balance sheet loans. Please expand this table to disclose these operating metrics by loan type (e.g., installment purchase and personal installment). Similarly, revise your delinquency rate table on page 87 by loan type as well.

In response to the Staff’s comment, the Company has added the disclosure on pages 84 and 87 of the Revised Draft Registration Statement to disclose the outstanding principal balance, originations and delinquency rates by type of loan product. However, for the reasons discussed below, the Company does not believe that it would be necessary or helpful to investors to disclose such metrics by type of loan product.

With respect to the outstanding principal balance of on- and off-balance sheet loans, the distinction is relevant after the Company matches the loan assets with different funding sources; however, the management does not distinguish on the basis of the on- or off-balance sheet treatment in designing features of these loan products offered to the customers or in seeking to expand originations of installment purchase loans and personal installment loans.

With respect to the number of active customers and new active customers, given that the credit profiles of installment purchase loans and personal installment loans do not differ, the Company does not specifically track and monitor these metrics for installment purchase loans and personal installment loan separately in executing its strategy to attract and retain customers and managing its loan products.  The Company does not distinguish between these two types of loan product in its customer acquisition efforts, as the borrowing behavior of the Company’s customers accrues to the benefit of the Company’s business as a whole, regardless of whether they borrow installment purchase loans or personal installment loans.  Thus, the Company believes that disclosure of active customers or new active customers by type of loan product would not be an accurate presentation of how the Company manages its business.

Key Specific Factors Affecting our Results of Operations

Ability to satisfy our customers’ growing financial needs, page 85

16.                               We note the presentation of your customer cohort tabular analysis on page 86, which includes average available credit line per customer.  Please revise your disclosures to clarify whether these amounts represent both on- and off- balance sheet loans together or if they only represent on- balance sheet loans.  In addition, disclose the average term of the credit lines available to customers.

In response to the Staff’s comment, the Company has added the disclosure on page 87 of the Revised Draft Registration Statement to clarify that the average available credit lines per customer include both on- and off-balance sheet loans.  The Company does not distinguish between on- and off-balance sheet loans in determining the credit line available for each customer; this distinction is only meaningful after the Company matches the loans that have been originated to customers with different funding sources, as explained in the response to the Staff’s comment 15 above.

The Company respectfully advises the Staff that the credit line available to any given customer, once approved, does not have a term limit, while the Company may adjust or revoke the credit line based on its continuing risk monitoring and assessment.  Accordingly, the “average term” of the credit lines available to customers is not a concept that is applicable to the Company’s business.

Ability to control customer acquisition cost, page 86

17.                               We note that your customer acquisition cost increased from RMB114 in 2015 to RMB127 in 2016 per new active customer. Please discuss in greater detail the reasons for such increase in customer acquisition cost as compared to the growth in the number of new active customers over the same period. Also, please discuss management’s view as to whether such cost will continue to increase in future periods.

The Company respectfully advises the Staff that the increase in customer acquisition cost from RMB114 in 2015 to RMB127 (US$18.3) in 2016 was primarily attributable to an increase in payroll and related expenses of the relevant personnel of the Company during such periods.  The Company does not believe that there is a causal relationship between the increase in customer acquisition cost, which is already calculated on a per new active customer basis as disclosed on page 87 of the Revised Draft Registration Statement, and the increase in the number of new active customers during these periods.

The customer acquisition cost of the Company may change in future periods as the Company may use different customer acquisition methods from time to time.  The Company is mindful of its obligation to provide appropriate disclosure regarding its customer acquisition cost if any known trend were to emerge that is reasonably likely to materially affect its financial condition or operating performance.

Key Components of our Results of Operations, page 88

General

18.                               Please revise to provide a discussion of the changes in financial position for the periods presented.

In response to the Staff’s comment, the Company has added the disclosure on page 95 of the Revised Draft Registration Statement to discuss the changes in financial position for 2015 and 2016.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Interest and financial services income, page 92

19.                               We note that your interest and financial services income increased by 322% from 2015 to 2016, which is largely driven by growth in your on-balance sheet loans from RMB3.3 billion to RMB7.7 billion over the same periods (i.e., growth rate of approx. 133%).  Please expand your discussion to describe the changes in weighted average interest rate between the periods, which drive the changes in your income.  In addition, describe the factors impacting the change in the weighted average interest rate for your on-balance sheet loans.

In response to the Staff’s comment, the Company has added the disclosure on page 93 of the Revised Draft Registration Statement regarding the effective APR of the on-balance sheet loans during 2015 and 2016 and the factors impacting this change.

Liquidity and Capital Resources

Funding debts, page 97

20.                               We note that the amounts referenced in your narrative discussion of liabilities to individual investors on Juzi Licai and liabilities to institution funding partners do not reconcile with those presented on the bottom of the page. Please reconcile these differences and revise your disclosures as necessary.

The Company respectfully advises the Staff that the narrative discussion on page 98 of the Revised Draft Registration Statement refers to the amount of outstanding financing receivables that was funded by the different funding sources, whereas the table on page 99 presents the amount of outstanding funding debts that was funded by those sources.  The Company uses the effective interest rate method when it records interest and financial services income and funding cost generated from on-balance sheet loans.  Because the effective interest rate and term of financial receivables is different from that of funding debts, the amortized balances of the two items are different.

21.                               We note that the weighted average interest rates for individual investors on Juzi Licai decreased from 9.8% as of December 31, 2015 to 8.3% as of December 31, 2016. We also note a similar decrease in the weighted average interest rate to institutional funding partners from 10.7% to 8.3% over the same periods. Please revise your discussion to describe the qualitative and quantitative factors impacting the decline in the weighted average interest rates.

In response to the Staff’s comment, the Company has added the disclosure on page 98 of the Revised Draft Registration Statement to discuss the factors impacting the decline in the weighted average interest rates.

Critical Accounting Policies

On-and off-balance sheet treatment of loans

On-balance sheet: Loans funded by individual investors on Juzi Licai and certain institutional funding partners

Revenue recognition: interest and financial services income, page 104

22.                               We note you collect origination fees and then subsequently, deferred origination fees are recognized over the terms of personal installment loans. Please clarify for us whether all origination fees are deferred and recognized over the terms of personal installment loans. Additionally, please explain to us if you determined there to be separate units of accounting for your on-balance sheet loans under ASC 605-25 and if so, how you allocated the arrangement consideration to those separate units.

The Company respectfully advises the Staff that all origination fees are deferred and recognized over the terms of personal installment loans in accordance with ASC 310-20-25-2.

In addition, with respect to installment purchase loans, the Company considered the deliverable as the sales of products to customers with extended payment terms.  The Company believes that the product sales are within the scope of ASC 605, Revenue Recognition and are considered as one single unit of accounting.  The Company considers that the interest and financial service income recognized over the terms of installment purchase loans is within the scope of ASC 835-30, Interest: Imputation of interest and is not within the scope of ASC 605.

With respect to the personal installment loans, the Company earns commission fees as revenues for operating as an online marketplace for third-party sellers on a net basis and interest income from the financing receivables (i.e., cash advances) based on its contractual rights to receive money on fixed or determinable dates from the customers. The Company believes that commission fees earned are within the scope of ASC 605, Revenue Recognition and are considered as one single unit of accounting. The interest income is within the scope of ASC 835-30, Interest: Imputation of interest instead of ASC 605.

Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks

Revenue recognition: loan facilitation and servicing fees, page 106

23.                               Based on current disclosure, it is unclear how many units of accounting you have in a typical off-balance sheet financing receivable transaction. Please revise to clarify and expand on how you determined the different units of accounting and how you allocated the arrangement consideration among the units in accordance with ASC 605-25-50-2. In this regard, confirm whether you consider the quality assurance program or guarantee to represent separate units of accounting and explain why or why not.

The Company respectfully advises the Staff that it first identified the following potential deliverables: (i) the loan facilitation and matching services delivered upon the successful matching of the loans, (ii) post-origination services (i.e., accounts maintenance services and collection and payment processing services) over the terms of the loans, and (iii) financial guarantee of a typical off-balance sheet financing receivable transaction, and then applied ASC 605-25-15-3 and -3A to determine if any of these items were within the scope of other Topics.  The Company determined that the financial guarantee is within the scope of ASC 815 Derivatives and Hedging, given that the Company makes payment to the institutional funding partners in the event of a customer’s default or prepayment.  Then the Company records the guarantee derivative at fair value pursuant to ASC 815 and determines how much of the consideration should be allocated to the derivatives, with the remainder recognized as revenues under ASC 605-25.

Under the off-balance sheet loan arrangements, fees for loan facilitation and other services are charged and collected through deduction from the monthly repayment from the customers to certain institutional funding partners such as third-party commercial banks, and no fees are collected upfront.  Such proceeds would be first allocated to the amount equal to the fair value of financial guarantee, which is determined based on the expected cash flows attributable to the derivatives using a discounted cash flow model.  Accordingly, the residual amount would be then attributable to revenue accounting and be allocated to the loan facilitation and matching services and post-origination services on a relative selling price basis pursuant to ASC 605-25. Upon completion of the loan matching, the amount of servicing fees are fixed for each month but the Company may not be entitled to receive such amount in the event that the customers elect to prepay the loans. Therefore, the servicing fees are contingent on loan prepayment and would not be recognized until the contingency is resolved, in accordance with ASC 605-25-30-5.

While the loan matching and facilitation service occurs upfront, and an amount can be allocated to this service based on relative selling prices, because all fees are contingent on ongoing servicing as well as the customer not prepaying, the amount allocated to the loan matching and facilitation service is limited to nil under 605-25-30-5 as all amounts are contingent. In considering that, the revenue is recognized each month when the fee is received.

The Company respectfully advises the Staff that the quality assurance program was launched in July 2017, which did not impact revenue recognition for the historical periods presented.  The Company is in the process of assessing the accounting treatment for the quality assurance program and will include related disclosure in future filings.

Fair Value of Ordinary Shares, page 107

24.                               We note your disclosure on page 108 that the valuation of the fair value of your ordinary shares was performed at different times on a retrospective basis, instead of a contemporaneous basis. Please provide more details regarding the timing of the valuation and what events triggered the valuation to be performed at these times.

The Company respectfully advises the Staff that the valuations of the fair value of ordinary shares were performed using contemporaneously prepared cash flows that existed at the respective transaction dates during the course of preparing the Company’s consolidated financial statements for the years ended December 31, 2015 and 2016 in accordance with U.S. GAAP from late 2016 to mid-2017. The Company performed a retrospective valuation instead of a contemporaneous valuation with the assistance of an independent valuation firm because, prior to November 2016, the Company’s resources were principally focused on its business development efforts.

Business

Our Loan Products

Personal installment loans, page 128

25.                               We note that you provide flexible repayment options that include the option to postpone current monthly repayment to the next scheduled payment date or to reschedule the repayment to future periods. Please address the following:

•                  Revise your disclosures to quantify the outstanding balance of loans with rescheduled payment dates as of the periods presented.

The Company respectfully advises the Staff that the management of the Company treats the “rescheduled loans” as newly originated personal installment loans and monitors the scale of such loans together with other personal installment loans.  As explained in greater detail in the response to the third bullet point below, a customer using flexible repayment options effectively borrows a new loan to finance the repayment of the particular monthly repayment of the original loan, as opposed to modifying the terms of the original loan.  The new loan is financed by a new funding source and subject to a separate repayment schedule and a relatively higher APR.  Currently, customers are not allowed to use the flexible repayment options again to finance the repayment of any new loan. The use of flexible repayment options is subject to the original limit of the available credit line that the Company has initially approved for each customer.  In other words, the total balance of the original loan and the new loan borrowed by a customer must not exceed the credit line that the Company has initially approved for such customer. Because the terms of the original loans remain unchanged and the loans borrowed to finance repayment of the original loans are essentially new loans that can be managed together with other personal installment loans, the Company believes that the quantitative disclosure of the outstanding balance of loans with rescheduled payment dates would not be necessary.

•                  Tell us whether you include these rescheduled payment options in your delinquency rate information on page 97 and if any loan payments are postponed for longer than 180 days.

As disclosed on page 17 of the Revised Draft Registration Statement, after a customer uses flexible repayment options to finance the repayment of a monthly repayment, the outstanding principal balance of the new loan will continue to be considered as current, as long as the customer meets the payment schedule with respect to the new loan.  The delinquency rate and the charge-off rate information as disclosed on pages 88 and 89 of the Revised Draft Registration Statement has been calculated on this basis.  The customer using flexible repayment options effectively borrows a new loan to finance the repayment of a particular month, and the flexible repayment options will not increase the available credit line approved for the customer.  The Company also performs credit assessment prior to the approval of the new loan, and the flexible repayment options are designed to assist those customers who have relatively high consumption needs and the willingness and potential ability to repay their loans.  In light of the above factors, the Company determines that, if the customer meets the new payment schedule of the new loan, the outstanding principal balance postponed or rescheduled will continue to be considered as current.

The Company also respectfully advises the Staff that a portion of loan repayments may be postponed for longer than 180 days as a particular monthly repayment may be rescheduled to up to 36 future monthly periods.

•                  Tell us how the postponement of the current monthly repayment impacts your revenue recognition.

When a qualified customer, i.e., a customer who meets the credit criteria set by the Company, including the customer’s credit profile, repayment history, existing available credit line, etc., applies for the flexible repayment options to finance the repayment of the current monthly repayment, the Company will arrange a new loan in an amount equal to the particular monthly repayment and match the loan with a new funding source on behalf of the customer upon approval of the new loan application. Terms of the original loan would not be modified.

The Company does not believe the recognition of interest and financial services income for the original loan would be impacted, given that (i) there is no change to the contractual cash flows of the monthly repayment as the proceeds from the new loan will be used to pay off the particular monthly payment. The repayment schedule of the original loan is not changed and the customer shall continue to make monthly repayments according to the original schedule. (ii) revenue recognition criteria remain met given that the terms of the original loan are not changed and collectability is reasonably assured by the proceeds of the new loan.

In addition, since a new loan is originated, interest and financial services income for the new loan will be recognized using the effective interest rate method as a new revenue arrangement.

•                  Tell us whether you modify any other loan terms (e.g., change in interest rate, etc.) due to a customer facing financial difficulty.

The Company respectfully advises the Staff that the flexible repayment options are designed to provide flexible options to those customers who meet certain criteria, have relatively high consumption needs, and for better planning of their personal cash flows. The Company does not modify any terms of the original loans to grant concession to a customer facing financial difficulty.

As discussed in the response above, upon receiving the request for flexible repayment options, the Company will conduct a credit review for the customer by reviewing the customer’s credit profile, repayment history, existing available credit line, etc., before granting an approval. Customers who failed the credit review would not be approved to enjoy the flexible repayment options.

Upon approval, the Company will arrange a new loan in an amount equal to the particular monthly repayment for which the customer applied for flexible repayment options and match the loan with a new funding source on behalf of the customer. Terms of the original loan would not be modified. Additionally as disclosed on page 129 of the Revised Draft Registration Statement, the principal amount of the rescheduled monthly repayments is subject to higher APRs than the original loan.

•                  Tell us how you considered ASC 310-40 in your determination that the rescheduled loans should be treated as newly originated loans.

The Company considered the rescheduled loans as newly originated loans based on the following facts:

(i)                                     When a particular monthly repayment of the original loan is to be rescheduled, the Company will match the new rescheduling requests with a new funding source, and a new loan agreement will be entered into between the customer and the new funding source based on the requested terms.  Credit assessment will be performed prior to the approval of the new loan based on the customer’s existing available credit line considering the total of the principal and interest payment for the new loan.  The proceeds from the newly originated loans would be used to settle the repayment of the original loan for that particular month.

(ii)                                  Also, as explained in greater detail in the response to be bullet points above, the fact that the customer has flexible payment options does not necessarily indicate that the customer is experiencing financial difficulty.  In addition, the new loan that would be used to settle the particular monthly repayment is originated at a market rate (normally higher than the interest rate of the original loan).  In consideration of the above factors, the Company does not grant any concessions to the customers and does not consider the rescheduled loans would trigger “trouble debt restructuring” in accordance with ASC 310-40-15-8.

(iii)                               There is no transfer from the customers (the debtors) to the Company (the creditor) of receivables from third parties, real estate, or other assets to satisfy fully or partially the monthly repayment of the original loan.

(iv)                              There is no issuance or other granting of an equity interest to the Company by the customer to satisfy fully or partially the monthly repayment of the original loan.

(v)                                 The financing of the monthly repayment of the original loan would not trigger a modification of terms of the original loan, as there is (a) no reduction of the stated interest rate for the remaining original life of the original loan; (b) no extension of the maturity date or dates at a stated interest rate lower than the current market rate for the new loan with similar risks; (c) no reduction of the face amount or maturity amount of the original loan as stated in the instrument or other agreement; and (d) no reduction of accrued interest.

Our Investors and Funding Partners, page 129

26.                               We note that the total outstanding principal balance of loans (including on-balance sheet and off-balance sheet loans) as of December 31, 2016 were RMB9.4 billion.  However, you also disclose that the total outstanding principal balance of loans at December 31, 2016 was RMB9.9 billion on page 83.  Please reconcile the RMB9.4 billion on page 129 to the RMB9.9 billion on page 83, and explain what is causing the difference.

The Company respectfully advises the Staff that the difference between the Company’s total outstanding principal balance of loans as disclosed on page 84 of the Revised Draft Registration Statement and the amount of total outstanding principal balance of loans as allocated to the different funding sources on page 131 (in each case, including both on- and off-balance sheet loans) is attributable to the following:

(1)                                 The Company may fund loans originated to customers first and subsequently match the financing receivables from the loans originated with funds provided by the funding sources.  As a result, there may be a timing difference between when the loans are originated and when the loans are matched with funding sources.

(2)                                 As disclosed on pages 106 and 134 of the Revised Draft Registration Statement, with respect to certain institutional funding partners, the Company provides full interest repayment according to the terms of the loan in the event a customer makes an early repayment of the loan.  In the event there is an early repayment made by the customers, the Company may be obligated to compensate the funding partners under the agreements with the relevant funding partners.  Before the Company compensates the relevant funding partner, the early repayment would have reduced the amount of the total outstanding balance of loans but would not have been reflected in the amount of funding debts to the funding sources.

(3)                                 There is a portion of the cash balance of individual investors with Juzi Licai which has not been invested in any investment programs offered by Juzi Licai.  Because this cash has not been invested on Juzi Licai, such funds have not been matched with any customer loans originated on the Company’s platform, although it represents a liability of the Company to the individual investors.

(4)                                 Certain of the Company’s individual directors and officers and/or their immediate family members have purchased investment programs offered by Juzi Licai, as disclosed on page 173 of the Revised Draft Registration Statement.  These amounts are recorded as amounts due to related parties, rather than funding debts.

(5)                                 When the Company records the amortized balances of financial receivables and funding debts using the effective interest rate method, different effective interest rates and terms are used for these two line items.

Investment programs offered on Juzi Licai, page 130

27.                               We note on page 130 that investors who commit funds for a longer period of time are rewarded with higher rates of return. Please revise your disclosures to clarify the range of returns that investors can earn based on the length of the fund commitment periods.

The Company respectfully advises the Staff that, in addition to offering different rates of return to investors with different fund commitment periods, the Company also constantly adjusts the rates of return offered to individual investors with different fund commitment periods based on the Company’s changing demand of funds from investors and evolving market conditions.  Therefore, the Company does not believe it would be meaningful to provide a static snapshot of the ranges of returns that the Company offers, at an arbitrary point, to investors with different fund commitment periods.

Institutional funding partners in our direct lending program, page 130

28.                               Please tell us and revise to disclose the range of the investing period for your institutional funding partners in your direct lending programs.  In this regard, tell us whether any portions of your restricted cash described under part (ii) at the bottom of page F-22 relate to institutional funding partners with investing periods that exceed 12 months.

In response to the Staff’s comment, the Company has added the disclosure on page 132 of the Revised Draft Registration Statement regarding the range of the investing period of its institutional funding partners.

The Company respectfully advises the Staff that the amount of restricted cash described under part (ii) on page F-23 that related to outstanding loans from institutional funding partners with investing periods exceeding 12 months was nil and RMB2.1 million (US$0.3 million) as of December 31, 2015 and 2016, respectively.  The Company believes that the amount was insignificant for all periods presented.  The Company will classify the portion of restricted cash that relates to loans with terms exceeding 12 months to long-term restricted cash if and when it becomes material in future periods.

Business

Our Loan Application and Approval Process, page 133

29.                               Please revise your disclosure regarding your loan approval process to clarify where in the process that the company collects fees from customers and investors.

In response to the Staff’s comment, the Company has added the disclosure on page 136 of the Revised Draft Registration Statement to disclose collection of fees from customers and funding sources.

Step 3: Credit Risk Assessment, page 134

30.                               We note that you perform an evaluation of the creditworthiness of a customer by examining a number of different criteria, and that you will either approve or decline an application based upon that evaluation. Further, we also note on page 86 reference to your credit scoring model. Please revise and expand your disclosures to include the following:

•                  Provide more details of the various credit score ranges, grades and descriptions that you assign to a customer on your platform.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 137 and 138 of the Revised Draft Registration Statement to provide more details of the various credit risk levels the Company assigns to a customer on its platform.

•                  Disclose the range of terms associated with each credit scoring grade (e.g., APR, interest rate, transaction or billing fee) and the percentage of the total outstanding loans on your platform associated with each credit grade.

In response to the Staff’s comment, the Company has added the disclosure on page 138 of the Revised Draft Registration Statement regarding the amount of loan originations to customers of different credit risk levels in 2015 and 2016.

The Company respectfully advises the Staff that the Company has not used risk-based pricing in setting the interest or fee rate charged to the customers, that is, the Company has not differentiated its interest or fee pricing on the basis of the customer’s credit risk level.  As disclosed on page 130 of the Revised Draft Registration Statement, the Company primarily addresses credit risks by varying the amount of credit lines approved for each customer.  Therefore, adding disclosure of the range of terms such as APR, interest rate, transaction or billing fee by credit risk level would not accurately reflect how the Company conducts its business.

•                  Tell us and disclose the frequency that you decline an application on your platform.

In response to the Staff’s comment, the Company has added the disclosure on page 136 of the Revised Draft Registration Statement regarding the frequency that the Company declines credit applications on its platform.

•                  You disclose that you maintain a credit blacklist of customers. Provide more details of what this blacklist represents, how it is maintained and how it is determined to either place or remove a customer from the blacklist.

In response to the Staff’s comment, the Company has added the disclosure on page 136 of the Revised Draft Registration Statement regarding the Company’s credit blacklist of customers.

Our proprietary credit assessment process, page 135

31.                               Please revise to disclose the approximate percentage of loans facilitated for each credit risk level from A to F in the years ended December 31, 2015 and 2016, respectively, and the average servicing fees charged for each level during such periods.

In response to the Staff’s comment, the Company has added the disclosure on page 138 of the Revised Draft Registration Statement regarding the percentage of loans originated to customers of each credit risk level in 2015 and 2016.

As explained in the response to the second bullet point in the Staff’s comment 30 above, disclosure of the average fees charged to each level would not accurately reflect how the Company conducts its business, as the Company has not distinguished on the basis of credit risk level in setting the service fees.

Consolidated Statements of Cash Flow, page F-8

32.                               Please tell us why you classified financing receivables originated, principal collection on financing receivables and recoveries, and changes in restricted cash in the cash flows from investing activities. In your response, tell us how you considered the guidance under ASC 230-10-45-14 through 16.

The Company respectfully advises the Staff that it classified its financing receivables (excluding online direct sales) originated, principal collection on financing receivables and recoveries (excluding online direct sales) and changes in restricted cash in the cash flows from investing activities based on the following considerations:

Financing receivables (excluding online direct sales) originated, principal collection on financing receivables and recoveries (excluding online direct sales):

The Company considers the origination of financing receivables (excluding online direct sales) as disbursements for loans made by the Company and payments to acquire debt instruments (other than cash equivalents and certain debt instruments that are acquired specifically for resale) and classifies them as cash outflows from investing activities in accordance with ASC 230-10-45-13(a). The Company also considers the principal collection on financing receivables and recoveries (excluding online direct sales) as receipts from collection or sales of loans that were not specifically acquired for resale and classifies them as cash inflows from investing activities in accordance with ASC 230-10-45-12 (1).

Changes in restricted cash:

The Company respectfully advises the Staff that it has not yet adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash and classifies the changes in restricted cash balances (which is not considered as cash equivalent) as investing activities because the Company is contractually required to keep deposits at the lending funding partners in interest-earning accounts.  When interest-earning aspect of the restricted cash account is considered, the cash outflow is similar to making a loan or acquiring a debt instrument, both of which are included in the definition of investing activities in ASC 230-10-20.

Financing receivables of online direct sales originated, principal collection on financing receivables of online direct sales and recoveries:

The Company also respectfully advises the Staff that it classified the principal collection on financing receivables of online direct sales and recoveries in the cash flows from operating activities. The Company considers that the payment made to vendors for goods are an operating cash outflow under ASC 230-10-45-17 (a). The repayment of the principal of installment purchase loans issued to customers for the sale of products are treated as operating cash inflows following ASC 230-10-45-16 (a).

Note 2. Significant Accounting Policies

Financing receivables

On-balance sheet: Loans funded by Individual Investors on Juzi Licai and certain Institutional Funding Partners, page F-17

33.                               We note that you consider yourself the primary obligor to the individual investors or institutional funding partners. Please tell us, in detail, all indicators you have contemplated in your determination as the primary obligor under ASC 605-45.

The Company respectfully advises the Staff that the Company determines that it is the primary obligor for the obligation to the individual investors or institutional funding partners in the loan arrangements funded by individual investors on Juzi Licai and certain institutional funding partners pursuant to ASC 405-20-40 based on considerations of both the legal form and the economic substance, which are analyzed as follows:

•                  The Company receives cash from the individual investors or institutional funding partners prior to matching such investments to the financing receivables from the customers.  Upon receiving the investment principals, the Company assumes the liability to the individual investors or institutional funding partners of returning the cash received at a future date. The Company’s obligation to individual investors or institutional funding partners is governed under the investment programs or agreements between the Company and the individual investors or institutional funding partners (“Investment Programs or Agreements”), which is not linked to the underlying loan agreements that may be entered into between the investors and the customers at a later date.

•                  When the customers are matched to the individual investors or institutional funding partners and the underlying loan agreements are entered into, the Company considered that its liability to individual investors or institutional funding partners under the Investment Programs or Agreements is not extinguished pursuant to ASC 405-20-40:

•                  The Company does not pay the individual investors or institutional funding partners to relieve its obligation for the liability by delivery of cash, other financial assets, or goods or service.

•                  Despite the loan agreement between the investors and the customers, the Company is not relieved from being the primary obligor under its liability to the individual investors or institutional funding partners based on the considerations of fact that the terms of the underlying loan agreements do not correspond to the Company’s obligation to the individual investors or institutional funding partners under the Investment Programs or Agreements. For example, the investment period and interest rate may be different. The terms of the Investment Programs or Agreements drive the returns to individual investors or institutional funding partners.

Therefore, the Company does not believe it has a basis to derecognize the initial liability to the investors upon matching of loans between the customers and the investors.

•                  The customers are required to remit payment to the Company according to the terms set out in the service agreements between the customers and the Company, while the Company is required to remit payment comprising the principal balance and the returns to the individual investors or institutional funding partners based on the terms of the Investment Programs or Agreements.

•                  Pursuant to the Investment Programs or Agreement, the investors or institutional funding partners agree on a rate of return with the Company which is normally lower than the loan coupon interest rate stipulated in the underlying loan agreement.  The Investment Programs or Agreement states that the individual investors or institutional funding partners agree that they will only receive interest based on the interest rate stipulated in the respective Investment Programs or Agreement, and the Company will retain as a service fee the spread between the loan coupon interest provided in the underlying loan agreement, which the investors or institutional funding partners are legally entitled to receive, and the interest rate, as stipulated in the respective Investment Programs or Agreement.

•                  Because of the guarantees that were provided by the Company, the individual investors’ and institutional funding partners’ returns are not impacted by customers’ default. . The Company is obligated to pay the principal and interest to the individual investors or institutional funding partners on behalf of the customers in the case of loan default or early repayment.

Based on the above, the Company considered itself to be the primary obligor to the individual investors and institutional funding partners in the loan arrangements, the Company’s liabilities to the individual investors and institutional funding partners has not been extinguished and therefore shall not be derecognized upon entering the loan agreements between the customer and individual investors and institutional funding partners. Economically, the Company raises money from individual investors or institutional funding partners to fund its operations.

34.                               We also note that you do not consider the financing receivables to be settled or extinguished when customers enter into underlying loan agreements with individual investors or institutional funding partners. Please explain to us the factors, with reference to authoritative literature, you considered in reaching this conclusion.

The Company respectfully advises the Staff that, as explained in the preceding response, the Company considered itself to be the primary obligor to the individual investors and institutional funding partners in the loan arrangements and recorded the Funding Debts based on the terms in the investment programs or agreements.  After entering into the underlying loan agreements, the customers are not relieved from the obligation to make payments to the Company under the service agreement between the Company and the customers.  The Company still has the rights to claim from the customers.  Economically, the Company raises money from individual investors or institutional funding partners to fund its operations.  Accordingly, the financing receivables are not settled and extinguished when customers enter into underlying loan agreements with individual investors or institutional funding partners.

35.                               You state that the terms of the underlying loan agreements between individual investors or institutional funding partners and customers do not necessarily match the terms of the investment programs or agreements between individual investors or institutional funding partners and the group during the reporting periods. Please expand your disclosure to explain why the terms do not match and clarify the nature of the differences that may exist (e.g., interest rate, length of the agreement, etc.) between loan agreements and investment programs or agreements.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-17.

Provision for credit losses, page F-18

36.                               Given your limited operating history and your expansion into diverse new credit products and service categories with new risks and challenges as disclosed on page 18 in the “Risk Factors” section, please tell us and revise to expand your disclosure surrounding how you calculate this provision. For example, your disclosure on page F-18 indicates that you evaluate the collectability of your financing receivable portfolio on a pooled basis, but it is unclear which groups of financing receivables comprise that financing receivable portfolio. Please address the following:

•                  Tell us in detail how you analyze and assess the credit quality of your loan portfolio and related exposures. For example, tell us the factors you considered in your determination that the entire portfolio is homogenous and has similar credit characteristics. Refer to ASC 310-10-50-11 and 310-10-55-22.

The Company respectfully advises the Staff that it assesses the credit quality of the loan portfolio and related exposures mainly based on delinquency levels and historical charge-offs of financing receivables using an established systematic process on a pooled basis within respective credit risk levels (e.g. Risk Level A, Risk Level B, etc.) as explained in the response to the Staff’s comment 31 above.

The Company’s credit loss reserve methodology is calculated separately for financing receivables within each credit risk level, taking into considerations of those financing receivables with flexible repayment options. For each credit risk level, the Company estimates the expected credit losses rate based on the delinquency status of financing receivables: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss factors in each delinquency status are based on average historical loss rates of financing receivables associated with each of abovementioned delinquency categories. The expected loss rate of each risk level will be applied to the outstanding loan balances within that level to arrive the allowance for credit loss for each reporting period.

The Company fully reserves loans that are more than 180 calendar days past due as the Company believes such loans have a low probability of being repaid. In addition, the Company charges off such overdue loans and reduces the allowance accordingly. Any recoveries on loans previously charged to the allowance are credited to the allowance when collected. In addition, the Company considers other general economic conditions, if any, when determining the provision for credit losses.

As explained in the response to the Staff’s comment 31 above, the Company considers location, education background, income level, outstanding external borrowings, and external credit references when assigning customers into different credit risk levels. Also, the financing receivable portfolio within each credit risk level consists of individually small amount of installment purchase loans and personal installment loans. In the consideration of above factors, the Company determines that the entire portfolio within each credit risk level is homogenous with similar credit characteristics qualitatively and quantitatively. The Company has revised its disclosure regarding provision for credit losses on page F-18 of the Revised Draft Registration Statement.

•                  Revise to disclose and quantify the components of your loans and provision that have been specifically identified compared to a general allocation.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-32 and F-33, respectively.

•                  Tell us how you considered your delinquency and charge-off rates in your determination of the provision for credit losses.

The Company respectfully advises the Staff that how the Company considered the delinquency and charge-off rates in the determination of the provision for credit losses has been explained in greater detail in the response to the first bullet point above.

Nonaccrual financing receivables and charged-off financing receivables, page F-19

37.                               Please revise to include your policy for resuming accrual of interest after a loan has been placed on nonaccrual status. Refer to ASC 310-10-50-6(c).

The Company respectfully advises the Staff that it does not resume accrual of interest after a loan has been placed on nonaccrual status. In response to the Staff’s comment, the Company has expanded its disclosure on page F-19.

Guarantee liabilities, page F-19

38.                               We note that derivative assets and liabilities within the scope of ASC 815 are recorded at fair value at inception and remeasured at fair value on an ongoing basis. Please clarify with an illustrative example of the journal entries that you record on these derivative assets and liabilities at inception and over time. Further, clarify when the asset or liability is ultimately released.

The Company respectfully advises the Staff that it considers the financial guarantee provided the certain institutional funding partners as a derivative based on the following considerations:

(i)                                      Pursuant to ASC 815-10-15-58, financial guarantee contracts are not subject to ASC 815 Derivatives and Hedging only if they meet all of the following conditions:

a.                                       They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a nonderivative contract, either:

(a)           at prespecified payment dates, or

(b)                                  at accelerated payment dates as a result of either the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor.

Not met. Under the off-balance loan arrangements, the Company makes payments to funding partners in the event of borrower’s default or prepayment. As such, payments are not made only as a result of the debtor failing to satisfy its required payment obligations.

b.                                       Payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due.

Not met. Payment out of the financial guarantee may be made when the loan is not past due but the borrower makes early repayment.

c.                                        The guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

Met. The guaranteed parties are exposed to the risk of non-payment at inception and throughout the terms of the loan agreements through its legal ownership of the guaranteed loans.

The Company also respectfully advises the Staff that it records the derivative assets or liabilities as follows:

Recognition and measurement at inception:

The fair value of the derivatives is determined based a discounted cash flow model. The cash flows of the derivatives is determined based on the servicing fees expected to receive from customers offsetting by the expected cost that will be incurred by market participants to fulfill the guarantee obligations plus a normal profit margin. At inception, the Company expects the receivables related to the financial guarantee derivatives to be very close to the expected payment to institutional funding partners plus a normal profit margin, taking the possibility of loan defaults and prepayment into account. Thus, no journal entry is made at inception given that the derivatives would be recorded on a net basis (considering the expected cash inflows and outflows).

Subsequent measurement:

When customers make monthly payment of service fees, the Company records the amount previously allocated to the derivatives:

Debit:     Cash

Credit:    Derivatives

When there is a change in fair value of the derivative accounts as a result of change in estimated cumulative default rates, cumulative prepayment rates of off-balance sheet loans or estimated margins on cost, management records “Change in fair value of derivatives” in the Consolidated Statements of Operations:

Debit/Credit:         Change in fair value of derivatives

Credit/Debit:         Derivatives

When the Company makes payment to third-party banks due to loan defaults or prepayment by a customer:

Debit:     Derivatives

Credit:    Cash

The Company respectfully advises the Staff that the derivative assets or liabilities will be ultimately released upon the contractual maturity of financing receivables or through performance of the financial guarantee (making payment on defaulted loans or prepaid loans).

Financial services

Customer incentives, page F-22

39.                               We note that you recognize customer incentives for cash coupons and repayment coupons. Additionally, for your repayment coupons, we note that you record a reduction of revenue based on historical usage pattern as they are earned by the customers. Please address the following:

•                  Revise your disclosure to discuss the criteria for a customer to earn an incentive.

The Company respectfully advises the Staff that the disclosure on page F-22 has been revised.

•                  Revise your disclosure to clarify whether the cash coupons expire and how the Company accounts for any cash coupons that do not expire.

The Company respectfully advises the Staff that the cash coupons have expiration dates. In accordance with ASC 605-50-25-3, the Company recognizes the consideration to end users as a reduction of revenue at the later of: (i) the date at which the related revenue is recognized by the Company, or (ii) the date at which the consideration to customer is offered.  In the Company’s case, the reduction of revenue would be recorded at the time revenue is recognized, when the customer uses the coupon to purchase goods through the Company’s platform, since that is after the date such incentive is offered. There is no accounting treatment when the coupon is given out or when the unused cash coupons expire.

•                  Revise your disclosure to clarify whether you pay any incentives to investors in the form of cash or credit to be used on your platform.

The Company respectfully advises the Staff that the Company offers incentives to investors in the form of credit on Juzi Licai platform.  The credit can only be used by the investors on the platform, however, could not be converted into cash. For example, an investor can use the credit to invest in an investment product.  The investor can then earn interest on the investment product.  The interest earned belongs to the investor, which the investor will receive in cash, while the credit is considered utilized. As explained in the preceding response, the Company is the primary obligor to the individual investors, and therefore, the proceeds received from individual investors are reported as Funding Debts. The individual investors are in substance the suppliers of the funds but not a ‘customer’ to the Company.  Accordingly, the incentive offered to individual investor on Juzi Licai platform is not included in the scope of ASC 605-50. For the incentives offered to investors in conjunction with an investment, the Company determines the interest expense using the effective interest rate method considering the impacts of such incentives.

•                  Revise your disclosure to quantify the amount of incentives recognized as a reduction to revenue during each period presented.

The Company respectfully advises the Staff that the amount of cash coupons recognized as a reduction of revenue was RMB9.0 million and RMB125.0 million for the years ended December 31, 2015 and 2016, respectively. The repayment coupons recognized as a reduction of revenue was immaterial for each of the periods presented. The Company has revised its disclosure on page F-22.

•                  Tell us whether any incentives paid to customer have resulted in negative revenue. If so, tell us whether you applied the guidance in ASC 605-50-45-9 and recharacterized the amount of negative revenue as an expense.

The Company respectfully advises the Staff that there were no instances where incentives paid to customer had resulted in negative revenue.

Restricted Cash, page F-22

40.                               Please revise to describe the provisions of any restrictions for all your restricted cash in accordance with Regulation S-X Rule 5-02.1. In addition, please revise to include a roll forward of the security deposits held by partnering commercial banks or certain institutional funding partners for the periods presented.

The Company respectfully advises the Staff that the provisions of restrictions for all restricted cash have been disclosed under “Restricted Cash” on page F-23 in accordance with Regulation S-X Rule 5-02.1.

As explained in greater detail in the responses to the Staff’s comment above, the security deposits held by the Company’s funding partners serve as a collateral of the guarantee in the event that the Company does not perform the guarantee.  The funding partners have the contractual rights to withdraw money from the deposit accounts to make up for the repayment shortfall as a result of customers’ default.  In practice, however, the Company always made a full repayment to the funding partners on behalf of customers in the event of default.  The Company does not believe it would be meaningful to the investors in understanding the Company’s business by disclosing the roll forward of the security deposits held by its funding partners.

Segment reporting, page F-28

41.                               We note that you have only one reportable segment as your chief operating decision maker (“CODM”) reviews the consolidated results when making decisions about allocating resources and assessing performance of the company as a whole. We also note your discussion of the changes in gross margin between 2015 and 2016 on page 93. In your discussion, you state that you do not rely on the e-commerce channel to generate gross profit, but that most of the gross profit is generated from financial services income. Please address the following:

•                  Tell us whether you provide gross margin information to your CODM separately by e-commerce and financial services businesses.

The Company respectfully advises the Staff that it provides its CODM gross margin information on a consolidated basis instead of separating e-commerce and financial services businesses.

•                  Tell us how your internal organization is structured, including whether there are different managers that report to the CODM that are responsible for overseeing the performance of the e-commerce and financial services businesses separately.

The Company respectfully advises the Staff that its CODM (i.e., Mr. Jay Wenjie Xiao, the Chief Executive Officer and Director) is supported by the President, Mr. Jared Yi Wu, who is responsible for overall business operation of the Group and the Chief Financial Officer, Mr. Craig Yan Zeng, who oversees the Group’s capital operation, accounting and financial reporting. In addition, the Company’s Chief Operation Officer (“COO”), Chief Financing Cooperation Officer (“CFCO”) and Chief Risk Officer (“CRO”) report to the President.

The Company also respectfully advises the Staff that the COO is responsible for the overall performance of the Group’s online and online consumer finance platform, www.Fenqile.com and its mobile application (“APP”), including both e-commerce and financial services businesses. The COO reviews and reports to the CODM the performance of Fenqile.com taken as whole, rather than separating e-commerce and financial services businesses. The CFCO focuses on designing and developing investment programs on the Group’s online investment platform, www.juzilicai.com and its APP, and expanding cooperation with financial/lending institutions to diversify the Group’s funding sources. The CRO monitors the customers’ credit risk assessment, post-origination collection, and anti-fraud detections, etc. There are no different officers/managers that report to the CODM that are responsible for overseeing the performance of the e-commerce and financial services businesses separately.

•                  Tell us whether compensation for any individuals is tied to the performance of the e-commerce or financial services businesses.

The Company respectfully advises the Staff that there is no compensation for individual is tied to the overall performance of the e-commerce or financial services businesses separately.

•                  Tell us more details about your budgeting process, including whether separate budgets and forecasts are prepared for the e-commerce and financial services businesses.

The Company respectfully advises the Staff regarding the Company’s budgeting process as follows:

The Company’s executive management team (mainly including the CEO, the President, the CFO, the COO, the CFCO and the CRO) normally meet by at the end of each calendar year to discuss and review next year’s annual budget, primarily focusing on loan origination and pricing strategy, funding sources and costs, etc. Finance Department consolidates the annual budget for review based on separate budgets prepared by various functions and reviewed by respective department heads within the Group.

As explained in greater detail in the response to the second bullet point 2 above, there are no different officers/managers that report to the CODM that are responsible for overseeing the performance of the e-commerce and financial services businesses separately. Accordingly, no separate budgets are prepared for the e-commerce and financial services businesses.

The annual budget will be sent to the Board of Directors for review and approval once approved by the management team.

Note 3. Financing Receivables, Net, page F-32

42.                               Please revise the aging analysis tabular disclosure on page F-33 to break out the amount of delinquencies within the 1-89 into 0-29, 30-59, and 60-89 day categories at each reporting period by the types of loans — installment purchase and personal installment. Refer to ASC 310-10-50-3 and 7A.

In response to the Staff’s comment, the Company has revised the aging analysis by the types of loans on page F-34 of the Revised Registration Statement.

43.                               Please revise to include the disclosure requirements of ASC 310-10-50-28 through 30 related to credit quality indicators.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-34 and F-35 of the Revised Registration Statement.

Note 4. Prepaid Expenses and Other Current Assets, page F-34

44.                               We note that you have receivables from third-party online payment service providers, as well as funds payable to Institutional Funding Partners disclosed in Note 11 on page F-42.  Please tell us the average time duration to remit these funds to each party in the transactional process.

With respect to receivables from third-party online payment service providers, the Company respectfully advises the Staff that the third-party online payment service providers automatically remit the receivables to us on the next business day after the online payment service provider receives a repayment from the Company’s customer.

With respect to payables to institutional funding partners, the Company settles those payables with each funding partner in accordance with the terms of the relevant agreement with such funding partner, either on a daily or monthly basis.  The Company does not believe it would be meaningful to disclose an “average time duration” to remit the funds to institutional funding partners because the settlement term and the amount of payables vary for each funding partner, and the payables to each funding partner also fluctuates from period to period.  However, because the Company is contractually obligated to settle the payables to institutional funding partners either on a daily or monthly basis, the average time duration for such settlement does not exceed a month for the periods presented.

45.                               We note that your deposits to institutional funding partners increase from RMB 14.3 million at December 31, 2015 to RMB 45.4 million at December 31, 2016. Please tell us what these deposits represent, how they are used and how long they are held for. In addition, tell us how these deposits differ from your restricted cash deposits described in note (ii) at the bottom of page F-22.

The Company respectfully advises the Staff that the nature of the Company’s deposits to institutional funding partners has been disclosed in the second paragraph under “Business—Our Investors and Funding Partners—Protection of investors and funding partners—Funding partners in direct lending programs” on page 133 of the Revised Draft Registration Statement.  For a discussion regarding when such deposits to institutional funding partners will be recorded as restricted cash, please refer to the response to the Staff’s comment 9 above.

Note 9. Funding Debts

Asset-backed securitized debts, page F-40

46.                               We note you have outstanding asset-backed securitized debts issued through your securization vehicle. Please tell us and revise to disclose the carrying amount and the classification of financing receivables pledged as collateral. Refer to ASC 310-10-50-5.

The Company respectfully advises the Staff that financing receivables amounting to RMB200.0 million, including short-term financing receivables amounting to RMB199.8 million and long-term financing receivables amounting to RMB0.2 million under the ABS Plan were pledged as collateral for the plan’s obligations and can only be used to settle the liabilities under the ABS Plan.

The Company has revised its disclosure on page F-41.

Note 14. Convertible Loans, page F-47

47.                               We note that the investors for Convertible Loans B are entitled to down round protection, which provides conversion price adjustments or an issuance of additional shares for free. Further, you disclosed that the conversion price adjustment did not require bifurcation whereas the after conversion adjustments did require bifurcation pursuant to ASC 815, but that the fair value of the conversion feature was deemed to be immaterial. Please provide us with your accounting analysis explaining the factors and guidance you considered in your determination that the conversion price adjustments (inclusive of the down round protection) did not require bifurcation but that the after conversion adjustments did require bifurcation. In addition, tell us the fair value of the After Conversion Adjustments.

The Company respectfully advises the Staff that the conversion price adjustments are considered an integral part of the conversion features of Convertible Loans B and do not need to be separately analyzed.  Following the guidance in ASC 815-10-S99-3, the Company concluded that, in collectively weighing the indicators, the debt like features of Convertible Loans B (i.e., legal form debt with mandatory repayment, liquidation preference, stated return and lack of participation in return) are more predominant to the equity like features, therefore Convertible Loans B are considered to be debt hosts. The Company evaluated the conversion features and concluded that they would not meet the definition of a derivative on a standalone basis under ASC 815-10-15-83 as the agreement does not permit net settlement.  Further, there is neither a mechanism outside the agreement that would facilitate any net settlement, nor is the underlying equity interest readily convertible into cash. Therefore, the conversion features do not need to be bifurcated.

As disclosed on page F-47 of the Revised Draft Registration Statement, the holders of the convertible loans may (i) convert the convertible loans into the equity interest in Shenzhen Fenqile, a subsidiary of the Group’s VIE, or (ii) convert the convertible loans into Series C Convertible Redeemable Preferred Shares (‘‘Series C Preferred Shares’’) of the Company. The current PRC laws and regulations do not explicitly distinguish the convertible preferred shares and ordinary shares, so that the anti-dilution mechanism to adjust the conversion price between the preferred shares and ordinary shares does not apply to Shenzhen Fenqile, a limited liability company incorporated in the PRC.  In order to provide the Convertible Loans B investors who choose to convert the convertible loans into equity interest in Shenzhen Fenqile with similar level of protection as if they chose to convert the convertible loans into Series C Preferred Shares, the investors of Convertible Loans B are entitled to an “after conversion adjustment.”

After the investors convert Convertible Loans B into equity interest in the Group’s VIE, the investors will be entitled to getting additional equity interest for free based on a formula considering the lower valuation.  Unlike the conversion price adjustments embedded in the conversion feature discussed above, the “after conversion adjustment” would be settled when a subsequent financing happens after the conversion option has already been exercised. As a result, the “after conversion adjustment” is separate from the conversion features and would need to be assessed separately for bifurcation from the host contract under ASC 815-15-25-1.

The Company believes the after conversion adjustment is an embedded feature within the host contract, since the after conversion adjustment was issued as part of the Convertible Loans B and is not legally detachable or separately exercisable from the Convertible Loan B.  The after conversion adjustment meets all three criteria under ASC 815-15-25-1, as (a) Convertible Loans B are considered to be debt hosts, and the embedded feature has an equity underlying (i.e., potential settlement is in equity interests), the embedded feature is not clearly and closely related to the host contract; (b) the Convertible Loans B are not measured at fair value through earnings; and (c) the after-conversion adjustment meets the definition of a derivative, as the embedded feature is akin to a contingent forward contract that is net share settled, there is no initial net investment and the option has an equity underlying.  Accordingly, the after conversion adjustments did require bifurcation.

The fair value of the After Conversion Adjustments was US$ 0.07 million on the Convertible Loans B issuance day and further decreased in the subsequent period, which is not material for all periods presented.

Note 15. Convertible Redeemable Preferred Shares, page F-48

48.                               We note your disclosure on page F-51 that there was no embedded beneficial conversion feature (“BCF”) attributable to the Preferred Shares (except for Series A Preferred Shares for which the amount of the embedded BCF was deemed immaterial). Please address the following:

•                  Provide us with your accounting analysis explaining the factors and guidance you considered in your determination that there was no embedded BCF in any of your preferred shares (except for Series A).

The Company respectfully advises the Staff that the conversion features of the preferred shares are not bifurcated from the host contracts and separately accounted for as derivatives.  The Company concluded that, in collectively weighing the indicators as prescribed in ASC 815-15-25-17A to D, the equity like features of the preferred shares are more predominant to the debt like features, therefore the preferred shares are considered to be equity hosts and the conversion features into common stock equity are deemed to be clearly and closely related to the equity hosts, therefore, the conversion features do not meet the ASC 815-15-25-1 (a) criteria and therefore are not required to be bifurcated. Accordingly, the Company measured the amount of embedded BCF features as the difference between the effective accounting conversion prices and the fair values of shares into which the preferred shares are convertible at the preferred shares’ issuance dates, in accordance with ASC 470-20-30-3 to 30-8.  Since the effective accounting conversion prices were higher than the fair values of shares into which the preferred shares (except for Series A) are convertible at the preferred shares’ issuance dates, no embedded BCF was recognized for preferred shares other than Series A.

•                  Tell us what factors led to the conclusion that there was an embedded BCF in the Series A but did not exist for the other preferred shares.

Since the effective conversion prices were lower than the fair values of shares into which the Series A Preferred Shares are convertible at the Series A Preferred Shares’ issuance date, the embedded BCF has been recognized at the differences between the effective conversion prices of Series A Preferred Shares and the fair values of shares into which the preferred shares are convertible at the preferred shares’ issuance dates.

•                  Tell us the amount of the embedded BCF associated with the Series A Preferred Shares.

The amount of the embedded BCF associated with the Series A Preferred Shares was US$0.8 million at the issuance date.

•                  Revise your disclosures to clarify accordingly.

In response to the Staff’s comment, the Company revises relevant disclosures on Page F-51.

Exhibits

Exhibit 99.2 Form of opinion of Beijing Shihui Law Firm

49.                               The exhibit index indicates that Beijing Shihui Law Firm will provide a “form of” opinion regarding certain PRC law matters. Please revise to indicate that counsel will provide a finalized and executed opinion or explain why counsel will not be in a position to do so by the time of effectiveness.

In response to the Staff’s comment, the Company has removed the reference to the exhibit as a “form of” opinion to indicate that the Company’s PRC counsel will provide a finalized and executed opinion by the time of effectiveness.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+852) 3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang of PricewaterhouseCoopers Zhong Tian LLP by telephone at (+86 10) 6533-2928 or via e-mail at geoffrey.wang@cn.pwc.com.  PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.
Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Matthew D. Bersani, Esq., Shearman & Sterling LLP